SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2017

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release, dated November 27, 2017, entitled “G. Willi-Food International reports improvements in major operational parameters in Q3 2017 compared to Q3 2016”.
This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Amir Kaplan
Name: Amir Kaplan
Title: Chief Financial Officer

Date: November 27, 2017

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS IMPROVEMENTS IN MAJOR
OPERATIONAL PARAMETERS IN Q3 2017 COMPARED TO Q3 2016

Q3 2017 Net  Profit up 83.4% from Q3 2016

YAVNE, Israel - November 27, 2017 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

Third Quarter Fiscal 2017 Highlights (income statement highlights compared to same period last year)

•	Sales increased 13.3% from third quarter of 2016 to NIS 80 million (US$ 22.7 million)

•	Gross profit increased by 9.8% year-over-year to NIS 20.8 million (US$ 5.9 million).

•	Operating profit of NIS 8.2 million (US$ 2.3 million), or 10.3% of sales, compared to operating profit of NIS 4.8 million (US$ 1.4 million) in the comparable quarter of 2016.

•	Net profit was NIS 8.2 million (US$ 2.3 million), or 10.2% of sales, an increase of 83.4% versus the third quarter of 2016.

•	Net cash from operating activities of NIS 31.0 million (US$ 8.8 million).

•	Cash and securities balance of NIS 234.3 million (US$ 66.4 million) as of September 30, 2017.

•	Earnings per share of NIS 0.62 (US$ 0.18).

Management Comment

Tim Cranko, CEO of Willi-Food, commented: “We are pleased to present the third quarter 2017 financial report which shows improvements in operations and in results. Sales increased 13.3% versus third quarter 2016, gross profit increased 9.8% and total operating expenses decreased by 11%, together leading to an increase in operating profit of 70.1% versus third quarter of 2016. A major area of focus during the quarter was inventory optimization. While this is still an area of focus, we are pleased to report that the level of inventory was reduced by 41.3% from NIS 70.9 million (US$ 20.1) at the end of second quarter of 2017 to NIS 41.6 million (US$11.8) at the end of the third quarter of 2017. During the third quarter, we began integrating a new senior management team which initiated the introduction of management systems, routines and procedures. These management changes and initiatives allow for organizational stability and provide a solid basis for enhanced future growth.”

Third Quarter Fiscal 2017 Summary

Sales for the third quarter of 2017 increased by 13.3% to NIS 80.0 million (US$ 22.7 million) from NIS 70.6 million (US$ 20 million) recorded in the third quarter of 2016. The increase in sales was primarily due to a strike at the Ministry of Health in the third quarter of 2016 which limited release of goods from the port and caused a decrease of NIS 6 million in sales in the third quarter of 2016 offset by an increase in sales due to and various sales promotions in the third quarter of 2017.

Gross profit for the third quarter of 2017 increased by 9.8% to NIS 20.9 million (US$ 5.9 million) compared to NIS 19.0 million (US$ 5.4 million) recorded in the third quarter of 2016. Third quarter 2017 gross margin decreased by 3% to 26.1% compared to gross margin of 26.9% for the same period in 2016. The decrease in gross margin was primarily due to reductions in the prices of certain of our products as a result of an inventory with a short expire date that the Company had to sell with lower prices.

Willi-Food’s operating profit for the third quarter of 2017 increased by 70.8% to NIS 8.2 million (US$ 2.3 million) compared to operating profit of NIS 4.8 million (US$ 1.4 million) in the third quarter of 2016. Selling expenses decreased by 12.7% from the comparable quarter of 2016 primarily due to a decrease in promotional expenses which was somewhat offset by an increase of inventory-storage expenses. Selling expenses as a percentage of sales were 11.6%, compared to 15% in the third quarter of 2016.

General and administrative expenses were NIS 3.3 million (US$ 0.9 million) in the third quarter of 2017, a decrease of 9% compared to NIS 3.7 million (US$ 1 million) in third quarter of 2016, mainly due to a decrease in senior management salary.

Willi-Food’s income before taxes for the third quarter of 2017 was NIS 10.9 million (US$ 3.1 million) compared to income before taxes of NIS 5.5 million (US$ 1.5 million) recorded in the third quarter of 2016.

Willi-Food’s net profit in the third quarter of 2017 was NIS 8.2 million (US$ 2.3 million), or NIS 0.62 (US$ 0.17) per share, compared to NIS 4.5 million (US$ 1.3 million), or NIS 0.34 (US$ 0.1) per share, recorded in the third quarter of 2016.

Willi-Food ended the third quarter of 2017 with NIS 234 million (US$ 66 million) in cash and securities. Net cash from operating activities for the third quarter of 2017 was NIS 31.0 million (US$ 8.7 million). Willi-Food’s shareholders’ equity at the end of September 2017 was NIS 404.7 million (US$ 114.7 million).

Nine months Fiscal 2017 Highlights (compared to same period last year)

•	Sales increased 4.3% to NIS 239.7 million (US$ 67.9 million).
•	Gross profit decreased 6.2% to NIS 57.5 million (US$ 16.2 million), or 24.0% of sales.
•	Operating profit decreased 35.8% to NIS 13.2 million (US$ 3.7 million), or 5.5% of sales.
•	Net income decreased 17.1% to NIS 14.0 million (US$ 3.9 million), or 5.9% of sales.
•	Net cash used for operating activities of NIS 5.3 million (US$ 1.5 million)
•	Earning per share of NIS 1.06 (US$ 0.3).

Nine Month Results

Willi-Food’s sales for the nine month period ending September 30, 2017 increased by 4.3% to NIS 239.7 million (US$ 67.9 million) compared to sales of NIS 229.8 million (US$ 65 million) in nine months of  2016. The increase in sales was primarily due to a strike at the Ministry of Health in the third quarter of 2016 which limited release of goods from the port and caused a decrease of NIS 6 million in sales in the corresponding period last year offset by an increase in sales due to and various sales promotions in the third quarter of 2017.

Gross profit for the period decreased by 6.2% to NIS 57.5 million (US$ 16.2 million) compared to gross profit of NIS 61.3 million (US$ 17.3 million) for nine months of 2016. Nine months of 2017 gross margin was 24.0% compared to a gross margin of 26.6% for the same period in 2016.

Operating profit for nine months of 2017 decreased by 35.8% to NIS 13.2 million (US$ 3.7 million) from NIS 20.6 million (US$ 5.8 million) reported in the comparable period of last year primarily due to the decrease of gross profit and increase of selling expenses. Nine months of 2017 income before taxes decreased by 20.1% to NIS 17.7 million (US$ 5.0 million) compared to NIS 22.1 million (US$ 6.3 million) recorded in the nine months of 2016. Net income for the nine months of 2017 decreased by 17.1% to NIS 14.0 million (US$ 3.9 million), or NIS 1.06 (US$ 0.30) per share, from NIS 16.9 million (US$ 4.8 million), or NIS 1.28 (US$ 0.34) per share, recorded in nine months of 2016.

Note regarding a notice of the end of Exclusive Distribution Agreement

On October 19, 2017 the Company’s wholly owned subsidiary, Gold Frost Ltd. (“Goldfrost”), received a notice from its Danish producer of dairy products, Arla Foods amba (“Arla”), to end their Exclusive Distribution Agreement effective as of December 31, 2017.

As announced by the Company, the end of the Exclusive Distribution Agreement with Arla may have a significant negative impact on the Company’s operating results although the Company believes that it will be able to enter into agreements in the near future with alternative suppliers for a portion of the products currently purchased from Arla.

Representatives of the Company’s wholly owned subsidiary, Goldfrost, and representatives of Arla have met several times in recent weeks and have agreed that Goldfrost may place new orders for additional dairy products produced by Arla and to be sold by Goldfrost during the first half of 2018.
Goldfrost intends to continue its communications with Arla.

Note A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2017, U.S. $1.00 equals NIS 3.529. The translation was made solely for the convenience of the reader.

Note B: IFRS

The Company’s consolidated financial results for the six-month period ended September 30, 2017 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.:

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel’s leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company’s operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one or more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company’s core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on April 27, 2017. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,		December 31	September 30,		December 31
	2 0 1 7	2 0 1 6	2 0 1 6	2 0 1 7	2 0 1 6	2 0 1 6
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	111,350	237,613	129,577	31,553	63,228	36,718
Financial assets carried at fair value through profit or loss	122,981	14,948	104,921	34,849	3,978	29,731
Trade receivables	95,993	83,379	80,227	27,201	22,187	22,734
Other receivables and prepaid expenses	2,621	5,263	4,795	743	1,400	1,358
Inventories	41,646	44,982	41,877	11,801	11,970	11,867
Current tax assets	6,308	3,351	5,443	1,787	892	1,542
Total current assets	380,899	389,536	366,840	107,934	103,655	103,950

Non-current assets
Property, plant and equipment	78,315	77,116	77,204	22,192	20,520	21,877
Less -Accumulated depreciation	36,530	34,024	34,963	10,351	9,054	9,907
	41,785	43,092	42,241	11,841	11,466	11,970

Non current financial assets	-	7,900	-	-	2,102	-
Goodwill	36	36	36	10	10	10
Deferred taxes	1,619	2,313	2,354	459	617	667
Total non-current assets	43,440	53,341	44,631	12,310	14,195	12,647

	424,339	442,877	411,471	120,244	117,850	116,597

EQUITY AND LIABILITIES

Current liabilities
Trade payables	10,463	21,788	14,832	2,965	5,798	4,203
Employees Benefits	2,117	2,335	2,253	600	621	638
Other payables and accrued expenses	5,789	1,542	2,533	1,641	410	717
Total current liabilities	18,369	25,665	19,618	5,206	6,829	5,558

Non-current liabilities
retirement benefit obligation	1,212	544	849	343	145	241
Total non-current liabilities	1,212	544	849	343	145	241

Shareholders’ equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding - 13,240,913 shares at March 31, 2017; and December 31, 2016)	1,424	1,424	1,424	404	379	404
Additional paid in capital	128,354	128,354	128,354	36,371	34,155	36,371
Capital fund	247	247	247	70	66	70
Remeasurement of the net liability in respect of defined benefit	(809)	(197)	(508)	(229)	(52)	(144)
Retained earnings	275,542	286,840	261,487	78,079	76,328	74,097
Equity attributable to owners of the Company	404,758	416,668	391,004	114,695	110,876	110,798

	424,339	442,877	411,471	120,244	117,850	116,597

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	239,771	229,849	80,041	70,621	67,943	61,163
Cost of sales	182,270	168,524	59,166	51,616	51,649	44,844

Gross profit	57,501	61,325	20,875	19,005	16,294	16,319

Operating costs and expenses:

Selling expenses	32,296	29,148	9,260	10,606	9,152	7,756
General and administrative expenses	12,229	11,605	3,352	3,684	3,465	3,088
Other income	301	112	-	123	85	30

Total operating expenses	44,224	40,641	12,612	14,167	12,532	10,814
Operating profit	13,277	20,684	8,263	4,838	3,762	5,505

Financial income	7,853	3,583	2,352	2,567	2,225	954
Financial expense (income)	3,423	2,112	(264)	1,943	970	563

Total financial income	4,430	1,471	2,616	624	1,255	391

Income before taxes on income	17,707	22,155	10,879	5,462	5,017	5,896
Taxes on income	3,653	5,198	2,691	998	1,035	1,383

Profit for the period	14,054	16,957	8,188	4,464	3,982	4,513

Earnings per share:
Basic earnings per share	1.06	1.28	0.62	0.34	0.30	0.34

Diluted earnings per share	1.06	1.28	0.62	0.34	0.30	0.34

Shares used in computation of basic EPS	13,240,913	13,240,913	13,240,913	13,240,913	13,240,913	13,240,913

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	14,054	16,957	8,188	4,464	3,982	4,805
Adjustments to reconcile net profit to net cash used in continuing operating activities (Appendix)	(19,320)	(457)	22,817	(1,705)	(5,474)	(127)

Net cash used in (used to) continuing operating activities	(5,266)	16,500	31,005	2,759	(1,492)	4,678

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(2,202)	(1,828)	(609)	(147)	(624)	(518)
Proceeds from sale of property plant and Equipment	301	190	-	122	86	54
Proceeds from purchase of marketable securities, net	(13,228)	20,288	(9,632)	-	(3,749)	5,749
Short term deposit	-	(8,504)	-	-	-	(2,410)
Proceeds (acquisition) of non current financial assets	2,168	131,562	1,398	70,070	614	37,279

Net cash from investing activities	(12,961)	141,708	(8,843)	70,045	(3,673)	40,154

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank debt	-	(16)	-	-	-	(5)

Net cash used in continuing financing activities	-	(16)	-	-	-	(5)

Increase (decrease) in cash and cash equivalents	(18,227)	158,192	22,162	72,804	(5,165)	44,827

Cash and cash equivalents at the beginning of the financial period	129,577	79,421	89,188	164,809	36,718	22,505

Cash and cash equivalents of the end of the financial year	111,350	237,613	111,350	237,613	31,553	67,332

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6
	NIS				US dollars (*)
	(in thousands)

Decrease in deferred income taxes	735	1,301	1,509	1,022	208	369
Unrealized loss (gain) on marketable securities	(4,832)	(1,502)	(2,804)	(2,413)	(1,369)	(426)
Unrealized loss (gain) from non current financial assets	-	604	-	399	-	171
Depreciation and amortization	2,658	2,822	868	968	753	800
Capital loss (gain) on disposal of property plant and equipment	(301)	(111)	-	(122)	(86)	(31)

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	(16,624)	(179)	(2,124)	5,635	(4,709)	(51)
Decrease (increase) in inventories	231	(10,465)	29,281	(11,922)	65	(2,965)
Increase (decrease) in trade and other payables, and other current liabilities	(1,187)	7,073	(3,913)	4,728	(336)	2,006

	(19,320)	(457)	22,817	(1,705)	(5,474)	(127)

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Tim Cranko, CEO
 (+972) 8-932-1000
tim.c@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.